INVESTORS CAPITAL HOLDINGS, LTD. 401(k) PROFIT SHARING PLAN

SPECIAL PARTICIPANT ELECTION FORM

INVESTORS CAPITAL UNITIZED STOCK FUND

You are receiving this Special Participant Election Form (“Special Election Form”) because you are a participant in the Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan (the “Plan”), which is sponsored by Investor’s Capital Holdings, Ltd. (“ICH”).  One of the investment alternatives offered to you as a participant in the Plan is the Investors Capital Unitized Stock Fund (the “Common Stock Fund”).  When a Plan participant elects to invest all or a portion of his or her Plan balance in the Common Stock Fund, Wilmington Trust Retirement and Institutional Services Company, as the Non-Discretionary Corporate Trustee of the Plan (the “Trustee”) normally allocates shares of ICH common stock, $0.01 par value (“Common Stock”), to the Common Stock Fund at the then-current market price, using either shares purchased in the open market or shares held by the trustee, but not yet allocated to the Common Stock Fund.  For a more complete description of the terms and conditions of the investment in Common Stock through the Fund, please refer to the Investors Capital Holdings Ltd. 401(k) Profit Sharing Plan prospectus.  Additional copies of the prospectus are available from ICH upon request by calling Jennifer Ryan at 800-949-1422 ext. 4737.

Certain stockholders of ICH (the “Selling Stockholders”) are currently engaged in a public offering of Common Stock (the “Public Offering”).  The Public Offering is being underwritten by Investors Capital Corp. (“ICC”) on a best efforts basis.  The shares of Common Stock to be sold in the Public Offering are being offered at a price of $4.25 per share (the “Public Offering Price”).

In connection with the Public Offering, the Trustee is being offered an opportunity to acquire for the Common Stock Fund up to 200,000 shares of Common Stock at the Public Offering Price.  The shares acquired by the Trustee in the Public Offering will be allocated to the accounts of those Plan Participants who make the election (the “Special Election”) to have funds in their Vanguard Prime Money Market Account (“Money Market Account”) transferred into the Common Stock Fund to fund the purchase by the Trustee of Common Stock in the Public Offering.

You are eligible to participate in the offering through the Plan only if, as of July 26, 2011 and thereafter until close of the Offering, the balance in your Money Market Account equals or exceeds the amount of funds (if any) that you wish to be transferred to the Common Stock Fund for the purchase by the Trustee of Common Stock in the Public Offering.

By executing and returning this Special Election Form, you will instruct the Trustee to transfer all (or a lesser portion designated by you) of your Money Market Account balance to the Common Stock Fund upon the closing of the Public Offering.  The Trustee will use most of the amounts transferred to the Common Stock pursuant to the Special Election to purchase Common Stock in the Public Offering.  The remainder will be held in cash or in money market fund shares, in order to maintain the liquidity of the Common Stock Fund.  The number of units in the Common Stock Fund that you receive as a result of making the Special Election will be determined by dividing the dollar amount you elect to transfer by the unit price.  The unit price will be based on the Public Offering Price, but will not precisely equal the Public Offering price due to the fact that a unit in the Common Stock Fund represents an interest in a combination of Common Stock, money market fund shares and cash.

Amounts transferred to the Common Stock Fund pursuant to the Special Election will be deducted from your Money Market Account pursuant to the Participant Investment procedures adopted by the Plan Administrator.

•        If no instructions were received from you by July 26, 2011, NO transfer of funds to the Common Stock Fund will be made on your behalf and none of your Money Market Account balance will be used by the Trustee to purchase Common Stock in the Public Offering.

•        If you provide instructions to transfer an amount to the Common Stock Fund that exceeds the assets available in your Money Market Account to be transferred to the Common Stock Fund, the Trustee will reduce the amount transferred to the Common Stock Fund pursuant to this Special Election Form to the amount of the available assets in your Money Market Account.

•        If the aggregate amount that all Plan participants elect to transfer to the Common Stock Fund pursuant to the Special Election exceeds the amount of Common Stock the Trustee is able to purchase in the Public Offering, then (i) the Trustee will purchase the maximum amount of Common Stock possible in the Public Offering, (ii) the number of units in the Common Stock Fund received by each Plan Participant making the Special Election will be reduced on a pro rata basis in proportion to the amount each Plan participant elected to transfer in the Special Election, and (iii) the amount of Plan assets transferred into the Common Stock Fund by each participant pursuant to the Special Election will be reduced accordingly.

•        In the event that the Public Offering is not consummated by August 5, 2011, no transfers will be made to the Common Stock Fund pursuant to the Special Election.

ICH has filed a registration statement (including a prospectus supplement) with the SEC for the Public Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents ICH has filed with the SEC for more complete information about ICH and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, ICC will arrange to send you the prospectus if you request it from  Jennifer Ryan at 800-949-1422 ext. 4737

I hereby elect to transfer the following amount of assets from my Money Market Account to the Common Stock Fund for use by the Trustee to purchase Common Stock in the Public Offering at the Public Offering Price as described above:  $_______________.

The undersigned acknowledges receipt of this Special Election Form and the Prospectus referred to herein relating to the offer of Common Stock through the Fund.  Once this Election Form is submitted to the Plan Administrator, it is irrevocable.

Print Name:

Signature:

Date:

THIS ELECTION FORM MUST BE RECEIVED BY THE PLAN ADMINISTRATOR BY 10:00 A.M. EASTERN TIME ON JULY 28, 2011 AT THE FOLLOWING ADDRESS:

Investors Capital Holdings Ltd.

ATTN:  Kathleen L. Donnelly

230 Broadway, Lynnfield, MA 01940